Exhibit 4.63

Equity Transfer Agreement

This Equity Transfer Agreement (hereinafter referred to as “this Agreement”) is signed by and between the following partis on 02 February 2024 in Chaoyang District Beijing the People’s Republic of China (hereinafter referred to as “China”):

Party A (transferor): Yuehang Sunshine Network Technology Group Co., Ltd

Address: 4-401-402 Building 26 Dongzhimenwai Street Chaoyang District Beijing City

Legal representative: Guo Man

Party B (transferee): Hainan Dongfang Meitong Technology Partnership Enterprise (Limited Partnership)

Address: No. 88 Room 2212A-1 Level 25 Hainan Building No. 5 Guoxing Avenue Lantian Sub-district Meilan District Haikou City Hainan Province.

Legal representative: Zhang Hong

In this agreement, Party A and Party B are hereinafter referred to individually as “party” and collectively as the “parties”.

After consultation, Party A and Party B have agreed to transfer China Unicorn Hangmei Network Co., Ltd. (hereinafter referred to as the “Company”) with a total registered capital of RMB 231,683,168, and the Party A has reached the following agreement regarding the transfer of 33.67% equity (hereinafter referred to as “Equity Transfer”) with a capital contribution of RMB 78 million:

Article I Representations and Warranties

1.1 Both parties have the credit status and ability to sign and perform this agreement. There is no pending or threatened lawsuits, arbitrations or legal, administrative or other proceedings or government investigations that may affect the ability of the parties to sign or perform this agreement. 1.2 Party A is the legal owner of the transferred equity, and has the full right to dispose of the transferred equity, and guarantees that the transferred equity is not subject to any pledge and other security interests or any other rights restrictions, and is not involved in any disputes and lawsuits.

1.3 The signing and performance of this agreement will not violate the following matters:

(a)	The articles of association of the company.
(b)	The contracts and agreements currently in force by the company.
(c)	Other documents of the parties that bind their property or conduct.

1.4 the parties shall make every effort to complete the registration procedures for the industrial and commercial change of equity transfer of the company within forty (40) working days after the entry into force of this agreement.

Article II Equity Transfer

2.1 Party A is willing to transfer 33.67% of its equity in the company to Party B, and Party B agrees to transfer such transferred equity.

2.2 The transferred shares shall include all the shareholders’ equity interest attached to them, free from any defects and free from any security interest.

2.3 After the completion of the transfer, Party B shall enjoy corresponding rights and assume corresponding obligations according to the proportion of equity of the company it owns. Party A no longer enjoys the corresponding shareholder rights and obligations.

Article III Transfer Price

In connection with the transfer of 33.67% of the company’s equity from Party A to Party B, Party A and Party B agree that the transfer price of equity is RMB 196,950,000 (in words: RMB one hundred and ninety-six million, and nine hundred and fifty thousand only).

Article IV Payment Method of Equity Transfer Price

(1)Party B shall pay 10% of the equity transfer price, that is, RMB 19,695,000 (in words: RMB nineteen million and six hundred and ninety-five thousand only) to the account designated by Party A within 30 working days after the entry into force of this agreement.

(2)90% of the remaining equity transfer price, that is, RMB 177,255,000 (in words: RMB one hundred and seventy-seven million and two hundred and fifty-five thousand only), shall be paid in full by Party B within 6 months after the entry into force of this agreement.

Article V Entry into Force of the Agreement

This Agreement shall take effect from the date of sealing by both parties.

Article VI Agreement Rights

Neither party may assign its rights and obligations under this Agreement without the written consent of the other party.

Article VII Assumption of Taxes and Other Expenses

The parties agree that each party shall bear the corresponding taxes and fees payable in connection with the performance of this agreement.

Article VIII Liability for Breach of Contract

8.1 If either party violates the provisions of this Agreement and the representations and warranties, it shall be deemed to be in breach of contract, and the defaulting party shall compensate the observant party for all losses suffered by the defaulting party due to its breach of contract.

8.2 If Party B fails to pay the equity transfer price in the manner and within the time limit stipulated in this agreement, Party B shall pay a late fee to Party A at one tenth of the equity transfer price for each overdue day until it is paid off. Party A also has the right to refuse to cooperate with the company’s equity transfer and industrial and commercial change registration procedures.

Article IX Applicable Law and Dispute Resolution

This Agreement shall be governed by the laws of China. Any dispute arising out of this Agreement shall be settled by both parties through consultation in accordance with the principle of friendly consultation. If consultation fails, either party may submit the dispute to the Beijing Arbitration Commission for arbitration. In the course of arbitration, except for the clause under arbitration in dispute, the remaining clauses of this Agreement shall continue to be performed.

Article X Others

10.1 Any notice given by either party to the other in connection with this Agreement shall be in writing and delivered by hand, fax, telex or mail. If delivered by hand, the notice shall be delivered when delivered to the other party’s residence. If sent by fax or email, the sender shall be deemed to have received the reply code. If delivered by mail, five (5) working days after the date of posting shall be the date of delivery.

10.2 Any amendment or supplement to this Agreement shall take effect only after written documents signed by both parties agree. Any amendments and supplements are an integral part of this agreement.

Article XI Text

This agreement is made in three (3) copies, one (1) for each party, and the rest shall be submitted to the relevant government departments for relevant procedures. Each original shall have the same legal effect.

(There is no text on this page, and it is the place where the “Equity Transfer Agreement” is signed and stamped)

Party A : Yuehang Sunshine Network Technology Group Co., Ltd (Sealed)

Party B: Hainan Dongfang Meitong Technology Partnership Enterprise (Limited Partnership) (Sealed)